Exhibit 99.1

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended June 30,
	Notes	2024	2023
Revenue	3(b)(c)	$72,165	$60,006
Cost of mine operations
Production costs		23,468	24,298
Depreciation and amortization		7,280	7,663
Mineral resource taxes		1,648	1,366
Government fees and other taxes	4	635	657
General and administrative	5	2,620	2,721
		35,651	36,705
Income from mine operations		36,514	23,301

Corporate general and administrative	5	4,287	3,650
Property evaluation and business development		1,422	109
Foreign exchange (gain) loss		(1,749)	2,227
Gain on investments	8,9	(2,216)	(1,086)
Share of loss in associates	10	412	640
Loss (gain) on disposal of plant and equipment	12	112	(5)
Other expense (income)		385	(234)
Income from operations		33,861	18,000

Finance income	6	1,680	1,494
Finance costs	6	(65)	(60)
		35,476	19,434

Income tax expense	7	7,347	6,221
Net income		$28,129	$13,213

Attributable to:
Equity holders of the Company		$21,938	$9,217
Non-controlling interests	18	6,191	3,996
		$28,129	$13,213

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.12	$0.05
Diluted earnings per share		$0.12	$0.05
Weighted Average Number of Shares Outstanding - Basic		177,577,667	176,927,547
Weighted Average Number of Shares Outstanding - Diluted		180,516,823	179,847,745

Approved on behalf of the Board:

(Signed) Ken Robertson
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed interim consolidated financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (loss)
(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2024	2023
Net income		$28,129	$13,213
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		(4,228)	(18,417)
Share of other comprehensive (loss) income in associate	10	(145)	55
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	8,9	(22)	(114)
Other comprehensive loss, net of taxes		$(4,395)	$(18,476)
Attributable to:
Equity holders of the Company		$(4,017)	$(14,500)
Non-controlling interests	18	(378)	(3,976)
		$(4,395)	$(18,476)
Total comprehensive income (loss)		$23,734	$(5,263)

Attributable to:
Equity holders of the Company		$17,921	$(5,283)
Non-controlling interests		5,813	20
		$23,734	$(5,263)

See accompanying notes to the condensed interim consolidated financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

		As at June 30,	As at March 31,
	Notes	2024	2024
ASSETS
Current Assets
Cash and cash equivalents	22	$144,414	$152,942
Short-term investments	8	71,325	31,949
Trade and other receivables		458	2,202
Inventories		12,063	7,395
Due from related parties	19	1,133	590
Income tax receivable		17	71
Prepaids and deposits		8,449	6,749
		237,859	201,898
Non-current Assets
Long-term prepaids and deposits		3,804	1,634
Reclamation deposits		4,376	4,409
Other investments	9	33,554	46,254
Investment in associates	10	48,379	49,426
Investment properties	11	450	463
Plant and equipment	12	81,925	79,898
Mineral rights and properties	13	325,900	318,833
TOTAL ASSETS		$736,247	$702,815

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$52,533	$41,797
Current portion of lease obligation	14	213	213
Deposits received		4,178	4,223
Income tax payable		2,042	921
		58,966	47,154
Non-current Liabilities
Long-term portion of lease obligation	14	1,049	1,102
Deferred income tax liabilities	7	53,860	51,108
Environmental rehabilitation	15	6,256	6,442
Total Liabilities		120,131	105,806

Equity
Share capital		260,109	258,400
Equity reserves		(17,307)	(12,908)
Retained earnings		281,480	261,763
Total equity attributable to the equity holders of the Company		524,282	507,255
Non-controlling interests	18	91,834	89,754
Total Equity		616,116	597,009

TOTAL LIABILITIES AND EQUITY		$736,247	$702,815
Subsequent events	16(b), 23

See accompanying notes to the condensed interim consolidated financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2024	2023
Cash provided by
Operating activities
Net income		$28,129	$13,213
Add (deduct) items not affecting cash:
Finance costs	6	65	60
Income tax expense	7	7,347	6,221
Depreciation, amortization and depletion		7,736	8,088
Gain on investments	8,9	(2,216)	(1,086)
Share of loss in associates	10	412	640
Loss (gain) on disposal of plant and equipment		112	(5)
Share-based compensation	16(b)	1,201	1,371
Reclamation expenditures	15	(188)	(47)
Income taxes paid		(3,136)	(4,533)
Interest paid	14	(30)	(7)
Changes in non-cash operating working capital	22	523	4,966
Net cash provided by operating activities		39,955	28,881

Investing activities
Plant and equipment
Additions		(3,791)	(3,214)
Proceeds on disposals		—	124
Mineral rights and properties
Capital expenditures		(12,594)	(11,885)
Reclamation deposits
Paid		(16)	(15)
Refund		25	—
Other investments
Acquisition	9	(18,773)	(3,594)
Proceeds on disposals	9	34,107	70
Investment in associates	10	(4)	—
Short-term investment
Purchase		(72,931)	(8,552)
Redemption		33,268	5,950
Net cash used in investing activities		(40,709)	(21,116)

Financing activities
Principal payments on lease obligation	14	(40)	(64)
Cash dividends distributed	16(c)	(2,221)	(2,214)
Non-controlling interests
Distribution	18	(3,733)	(7,248)
Proceeds from issuance of common shares		126	—
Net cash used in financing activities		(5,868)	(9,526)

Effect of exchange rate changes on cash and cash equivalents		(1,906)	(653)

Decrease in cash and cash equivalents		(8,528)	(2,414)
Cash and cash equivalents, beginning of the period		152,942	145,692
Cash and cash equivalents, end of the period		$144,414	$143,278
Supplementary cash flow information	22

See accompanying notes to the condensed interim consolidated financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non-controlling interests	Total equity
Balance, April 1, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		241,777	991	(991)	—	—	—	—	—	—
Share-based compensation		—	—	1,371	—	—	—	1,371	—	1,371
Dividends declared		—	—	—	—	—	(2,214)	(2,214)	—	(2,214)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(7,248)	(7,248)
Comprehensive income (loss)		—	—	—	—	(14,500)	9,217	(5,283)	20	(5,263)
Balance, June 30, 2023		177,013,042	$256,675	$21,273	$25,834	$(57,743)	$236,888	$482,927	$83,550	$566,477
Restricted share units vested		686,978	2,745	(2,745)	—	—	—	—	—	—
Share-based compensation		—	—	2,775	—	—	—	2,775	—	2,775
Dividends declared		—	—	—	—	—	(2,214)	(2,214)	—	(2,214)
Common shares repurchased as part of normal course issuer bid		(388,324)	(1,020)	—	—	—	—	(1,020)	—	(1,020)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(3,840)	(3,840)
Comprehensive income (loss)		—	—	—	—	(2,302)	27,089	24,787	10,044	34,831
Balance, March 31, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised		40,000	176	(50)	—	—	—	126	—	126
Restricted share units vested		321,662	1,533	(1,533)	—	—	—	—	—	—
Share-based compensation	16(b)	—	—	1,201	—	—	—	1,201	—	1,201
Dividends declared	16(c)	—	—	—	—	—	(2,221)	(2,221)	—	(2,221)
Distribution to non-controlling interests	18	—	—	—	—	—	—	—	(3,733)	(3,733)
Comprehensive income (loss)		—	—	—	—	(4,017)	21,938	17,921	5,813	23,734
Balance, June 30, 2024		177,673,358	$260,109	$20,921	$25,834	$(64,062)	$281,480	$524,282	$91,834	$616,116

See accompanying notes to the condensed interim consolidated financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Mexico.

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2024. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2024. Theses unaudited condensed consolidated interim financial statements follow the same accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024 with the exception of the adoption of certain amendments noted in note 2(b) below.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated August 12, 2024.

(b) Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted the following new standards or amendments to IFRS as at April 1, 2024. Their adoption has not had any material impact on the disclosures or the amounts reported in these condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or concurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s condensed consolidated interim financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:

●	The terms and conditions;

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

●	The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;

●	Ranges of payment due dates; and

●	Liquidity risk information.

The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s condensed consolidated interim financial statements.

(c) New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

●	Contractual terms that are consistent with a basic lending arrangement;

●	Assets with non-recourse features;

●	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
Name of subsidiaries	Principal activity	Country of incorporation	June 30, 2024	March 31, 2024	Mineral properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Holding company	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	BVI	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
New Infini Silver Inc. (“New Infini”)	Holding company	Canada	46.2%	46.2%
Infini Metals Inc.	Holding company	BVI	46.2%	46.2%
Infini Resources (Asia) Co. Ltd.	Holding company	Hong Kong	46.2%	46.2%
Golden Land (Asia) Ltd.	Holding company	Hong Kong	46.2%	46.2%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	99%	GC
Infini Resources S.A. de C.V.	Mining	Mexico	46.2%	46.2%	La Yesca
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Mining	China	77.5%	77.5%	Kuanping

(i)	British Virgin Islands (“BVI”)

(e) Critical Accounting Judgments and Estimates

These condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operating segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operating Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Guangdong	Guangdong Found	GC
Other	Yunxiang, Xinbaoyuan, and Infini Resources S.A. de C.V.	BYP, Kuanping, La Yesca
Administrative
Vancouver	Silvercorp Metals Inc. and holding companies
Beijing	Silvercorp Metals (China) Inc.

(a)	Segmented information for assets and liabilities is as follows:

June 30, 2024
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$115,335	$11,609	$992	$6,464	$104,745	$239,145
Plant and equipment	64,056	13,235	2,832	442	1,360	81,925
Mineral rights and properties	270,441	35,966	19,493	—	—	325,900
Investment in associates	—	—	—	—	48,379	48,379
Other investments	62	—	—	—	33,492	33,554
Reclamation deposits	1,340	3,029	—	—	7	4,376
Long-term prepaids and deposits	2,308	119	91	—	—	2,518
Investment properties	450	—	—	—	—	450
Total assets	$453,992	$63,958	$23,408	$6,906	$187,983	$736,247
Current liabilities	$48,006	$6,326	$329	$219	$4,086	$58,966
Long-term portion of lease obligation	—	—	—	—	1,049	1,049
Deferred income tax liabilities	50,585	668	969	—	1,638	53,860
Environmental rehabilitation	3,829	1,471	956	—	—	6,256
Total liabilities	$102,420	$8,465	$2,254	$219	$6,773	$120,131

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

March 31, 2024
	Mining			Administrative
Statement of financial position items:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Current assets	$91,777	$9,272	$1,048	$7,102	$92,699	$201,898
Plant and equipment	61,350	13,648	2,908	476	1,516	79,898
Mineral rights and properties	264,903	34,409	19,521	—	—	318,833
Investment in associates	—	—	—	—	49,426	49,426
Other investments	63	—	—	—	46,191	46,254
Reclamation deposits	1,370	3,032	—	—	7	4,409
Long-term prepaids and deposits	1,104	129	91	—	310	1,634
Investment properties	463	—	—	—	—	463
Total assets	$421,030	$60,490	$23,568	$7,578	$190,149	$702,815
Current liabilities	$38,271	$5,621	$340	$212	$2,710	$47,154
Long-term portion of lease obligation	—	—	—	—	1,102	1,102
Deferred income tax liabilities	50,001	133	974	—	—	51,108
Environmental rehabilitation	4,000	1,486	956	—	—	6,442
Total liabilities	$92,272	$7,240	$2,270	$212	$3,812	$105,806

(b)	Segmented information for operating results is as follows:

Three months ended June 30, 2024
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$62,783	$9,382	$—	$—	$—	$72,165
Costs of mine operations	(29,195)	(6,355)	(101)	—	—	(35,651)
Income (loss) from mine operations	33,588	3,027	(101)	—	—	36,514

Operating expenses	(654)	21	(1)	(705)	(1,314)	(2,653)
Finance items, net	465	58	(5)	32	1,065	1,615
Income tax expenses	(5,171)	(537)	—	—	(1,639)	(7,347)
Net income (loss)	$28,228	$2,569	$(107)	$(673)	$(1,888)	$28,129

Attributable to:
Equity holders of the Company	22,018	2,544	(64)	(673)	(1,887)	21,938
Non-controlling interests	6,210	25	(43)	—	(1)	6,191
Net income (loss)	$28,228	$2,569	$(107)	$(673)	$(1,888)	$28,129

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Three months ended June 30, 2023
	Mining			Administrative
Statement of income:	Henan Luoning	Guangdong	Other	Beijing	Vancouver	Total
Revenue	$50,576	$9,430	$—	$—	$—	$60,006
Costs of mine operations	(28,861)	(7,757)	(87)	—	—	(36,705)
Income (loss) from mine operations	21,715	1,673	(87)	—	—	23,301

Operating expenses	146	76	(105)	(499)	(4,919)	(5,301)
Finance items, net	581	134	(7)	40	686	1,434
Income tax (expenses) recoveries	(3,758)	32	—	—	(2,495)	(6,221)
Net income (loss)	$18,684	$1,915	$(199)	$(459)	$(6,728)	$13,213

Attributable to:
Equity holders of the Company	14,638	1,896	(130)	(459)	(6,728)	9,217
Non-controlling interests	4,046	19	(69)	—	—	3,996
Net income (loss)	$18,684	$1,915	$(199)	$(459)	$(6,728)	$13,213

(c)	Sales by metal

The sales generated for the three months ended June 30, 2024 and 2023 were all earned in China and were comprised of:

	Three months ended June 30, 2024
	Henan Luoning	Guangdong	Total
Gold	$1,986	$—	$1,986
Silver	42,786	3,012	45,798
Lead	14,070	1,513	15,583
Zinc	2,570	4,011	6,581
Other	1,371	846	2,217
	$62,783	$9,382	$72,165

	Three months ended June 30, 2023
	Henan Luoning	Guangdong	Total
Gold	$2,515	$—	$2,515
Silver	32,361	2,791	35,152
Lead	12,646	1,949	14,595
Zinc	1,791	3,868	5,659
Other	1,263	822	2,085
	$50,576	$9,430	$60,006

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(d)	Major customers

Revenue from major customers is summarized as follows:

	Three months ended June 30, 2024
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$11,953	$105	$12,058	17%
Customer B	16,169	—	16,169	22%
Customer C	2,444	668	3,112	4%
Customer D	13,116	—	13,116	18%
Customer E	16,067	401	16,468	23%
	$59,749	$1,174	$60,923	84%

	Three months ended June 30, 2023
Customers	Henan Luoning	Guangdong	Total	Percentage of total revenue
Customer A	$11,586	$1,644	$13,230	22%
Customer B	12,361	330	12,691	21%
Customer C	9,909	1,172	11,081	18%
Customer D	10,251	—	10,251	17%
Customer E	4,465	1,496	5,961	10%
	$48,572	$4,642	$53,214	88%

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended June 30,
	2024	2023
Government fees	$15	$16
Other taxes	620	641
	$635	$657

Government fees include environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended June 30, 2024			Three months ended June 30, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$178	$278	$456	$148	$277	$425
Office and administrative expenses	665	688	1,353	541	708	1,249
Professional fees	313	90	403	175	103	278
Salaries and benefits	1,930	1,564	3,494	1,415	1,633	3,048
Share-based compensation	1,201	—	1,201	1,371	—	1,371
	$4,287	$2,620	$6,907	$3,650	$2,721	$6,371

6.	FINANCE ITEMS

Finance items consist of:

	Three months ended June 30,
Finance income	2024	2023
Interest income	$1,680	$1,494

	Three months ended June 30,
Finance costs	2024	2023
Interest on lease obligation	$30	$7
Unwinding of discount of environmental rehabilitation provision (Note 15)	35	53
	$65	$60

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended June 30,
Income tax expense	2024	2023
Current	$4,321	$4,883
Deferred	3,026	1,338
	$7,347	$6,221

8.	SHORT-TERM INVESTMENTS

As at June 30, 2024, short-term investments consist of the following:

	Carrying Value	Interest rates	Maturity
Bonds	$1,331	5.50% - 6.90%	September 3, 2024 - January 16, 2025
Money market instruments	69,994
	$71,325

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

As at March 31, 2024, short-term investments consist of the following:

	Carrying Value	Interest rates	Maturity
Bonds	$1,329	5.50% - 6.90%	June 9, 2024 - January 16, 2025
Money market instruments	30,620
	$31,949

9.	OTHER INVESTMENTS

	June 30, 2024	March 31, 2024
Investments designated as FVTOCI
Public companies	$527	$547
Private companies	62	62
	589	609
Investments designated as FVTPL
Public companies	29,840	42,488
Private companies	3,125	3,157
	32,965	45,645
Total	$33,554	$46,254

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
April 1, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(67)	(67)	—
Gain on equity investments designated as FVTPL	9,074	—	9,074
Acquisition	23,305	—	—
Disposal	(1,492)	—	—
Impact of foreign currency translation	(106)	—	—
March 31, 2024	$46,254	$(25,715)	$10,459
Loss on equity investments designated as FVTOCI	(22)	(22)	—
Gain on equity investments designated as FVTPL	2,226	—	2,226
Acquisition	18,773	—	—
Disposal	(34,107)	—	—
Impact of foreign currency translation	430	—	—
June 30, 2024	$33,554	$(25,737)	$12,685

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at June 30, 2024, the Company owned 46,907,606 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.4% (March 31, 2024 – 27.4%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution Gain		733
Share of net loss		(1,784)
Share of other comprehensive loss		(28)
Foreign exchange impact		(91)
Balance, March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,900	4
Share of net loss		(326)
Share of other comprehensive loss		(147)
Foreign exchange impact		(472)
Balance, June 30, 2024	46,907,606	$46,139	$70,600

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

As at June 30, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.7% (March 31, 2024 – 29.7%).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2023	19,514,285	$7,442	$6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
Balance, March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss		(86)
Share of other comprehensive income		2
Foreign exchange impact		(22)
Balance, June 30, 2024	19,864,285	$2,240	$4,064

11.	INVESTMENT PROPERTIES

Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
Balance, April 1, 2023	$—	$—	$—
Additions	287	—	287
Transfer from property, plant, and equipment	837	(619)	218
Depreciation and amortization	—	(39)	(39)
Impact of foreign currency translation	(9)	6	(3)
Balance, March 31, 2024	1,115	(652)	463
Depreciation and amortization	—	(10)	(10)
Impact of foreign currency translation	(6)	3	(3)
Balance, June 30, 2024	$1,109	$(659)	$450

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods was approximately $2.8 million as at June 30,2024 (March 31, 2024 - $2.8 million).

During the three months ended June 30, 2024, the Company recorded rental income of $0.03 million (three months ended June 30, 2023 - $0.03 million), which was included in other expense (income) on the condensed consolidated interim statements of income.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Cost	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Balance as at April 1, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(1,082)	(234)	(1,033)	(290)	—	(2,639)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	—
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
Balance as at March 31, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	(31)	127	389	105	4,029	4,619
Disposals	(152)	(36)	(106)	(93)	—	(387)
Reclassification of asset groups	148	66	105	—	(319)	—
Impact of foreign currency translation	(584)	(62)	(183)	(40)	(83)	(952)
Ending balance as at June 30, 2024	$108,190	$11,559	$34,628	$7,549	$15,820	$177,746

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$—	$(92,605)
Disposals	778	216	291	211	—	1,496
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	—	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	—	4,540
Balance as at March 31, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	66	34	91	84	—	275
Depreciation and amortization	(1,098)	(242)	(538)	(163)	—	(2,041)
Impact of foreign currency translation	313	42	129	29	—	513
Ending balance as at June 30, 2024	$(58,260)	$(7,807)	$(24,327)	$(5,427)	$—	$(95,821)

Carrying amounts
Balance as at March 31, 2024	$51,268	$3,823	$10,414	$2,200	$12,193	$79,898
Ending balance as at June 30, 2024	$49,930	$3,752	$10,301	$2,122	$15,820	$81,925

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Tables below summarized the carrying amount of the plant and equipment used at each operation segments of the Company.

Carrying amounts as at June 30, 2024	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$36,820	$9,366	$2,123	$1,621	$49,930
Office equipment	3,123	428	40	161	3,752
Machinery	6,969	3,208	124	—	10,301
Motor vehicles	1,849	186	67	20	2,122
Construction in progress	15,295	47	478	—	15,820
Total	$64,056	$13,235	$2,832	$1,802	$81,925

Carrying amounts as at March 31, 2024	Ying Mining District	GC	Other	Corporate	Total
Land use rights and building	$37,669	$9,629	$2,183	$1,787	$51,268
Office equipment	3,185	415	46	177	3,823
Machinery	6,942	3,344	128	—	10,414
Motor vehicles	1,905	198	69	28	2,200
Construction in progress	11,649	62	482	—	12,193
Total	$61,350	$13,648	$2,908	$1,992	$79,898

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	Kuanping	La Yesca	Total
Balance as at April 1, 2023	$402,012	$63,864	$120,118	$13,253	$20,211	$619,458
Capitalized expenditures	44,633	—	6,202	290	—	51,125
Environmental rehabilitation	89	20	151	—	—	260
Foreign currency translation impact	(20,174)	(698)	(5,914)	(658)	—	(27,444)
Balance as at March 31, 2024	$426,560	$63,186	$120,557	$12,885	$20,211	$643,399
Capitalized expenditures	12,672	—	2,289	76	—	15,037
Derecognition	—	—	—	—	(20,211)	(20,211)
Foreign currency translation impact	(2,292)	(70)	(650)	(68)	—	(3,080)
Balance as at June 30, 2024	$436,940	$63,116	$122,196	$12,893	$—	$635,145

Impairment and accumulated depletion
Balance as at April 1, 2023	$(150,862)	$(56,911)	$(88,048)	$—	$(20,211)	$(316,032)
Depletion	(18,379)	—	(2,405)	—	—	(20,784)
Foreign currency translation impact	7,584	361	4,305	—	—	12,250
Balance as at March 31, 2024	$(161,657)	$(56,550)	$(86,148)	$—	$(20,211)	$(324,566)
Depletion	(5,714)	—	(543)	—	—	(6,257)
Derecognition	—	—	—	—	20,211	20,211
Foreign currency translation impact	872	34	461	—	—	1,367
Balance as at June 30, 2024	$(166,499)	$(56,516)	$(86,230)	$—	$—	$(309,245)

Carrying amounts
Balance as at March 31, 2024	$264,903	$6,636	$34,409	$12,885	$—	$318,833
Balance as at June 30, 2024	$270,441	$6,600	$35,966	$12,893	$—	$325,900

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligation
Balance, April 1, 2023	$583
Addition	998
Interest accrual	22
Interest received or paid	(22)
Principal repayment	(262)
Foreign exchange impact	(4)
Balance, March 31, 2024	$1,315
Interest accrual	30
Interest received or paid	(30)
Principal repayment	(40)
Foreign exchange impact	(13)
Balance, June 30, 2024	$1,262
Less: current portion	(213)
Non-current portion	$1,049

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at June 30, 2024:

Lease Obligation
Within 1 year	$279
Between 2 to 5 years	1,086
Over 5 years	264
Total undiscounted amount	1,629
Less future interest	(367)
Total discounted amount	$1,262
Less: current portion	(213)
Non-current portion	$1,049

The lease obligation was discounted at a discount rate of 9.2% as at June 30, 2024.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

15.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2023	$7,318
Reclamation expenditures	(970)
Unwinding of discount of environmental rehabilitation	191
Revision of provision	259
Foreign exchange impact	(356)
Balance, March 31, 2024	$6,442
Reclamation expenditures	(188)
Unwinding of discount of environmental rehabilitation	35
Foreign exchange impact	(33)
Balance, June 30, 2024	$6,256

16.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31,2024 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three months ended June 30, 2024, a total of $1.2 million (three months ended June 30, 2023 - $1.4 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated interim statements of income.

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share CAD
Balance, March 31, 2023	1,431,668	$6.01
Options cancelled/forfeited	(104,667)	5.83
Balance, March 31, 2024	1,327,001	$6.02
Option granted	330,000	4.41
Options exercised	(40,000)	4.31
Balance, June 30, 2024	1,617,001	$5.73

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table summarizes information about stock options outstanding as at June 30, 2024:

Exercise price in CAD	Number of options outstanding at June 30, 2024	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD	Number of options exercisable at June 30, 2024	Weighted average exercise price in CAD
$3.93	408,000	2.82	$3.93	261,999	$3.93
$4.08	60,000	3.65	$4.08	20,000	$4.08
$5.46	444,001	0.90	$5.46	444,001	$5.46
$9.45	375,000	1.37	$9.45	375,000	$9.45
$4.41	330,000	4.75	$4.41	—	$—
$3.93 to $9.45	1,617,001	2.38	$5.73	1,101,000	$6.43

The fair value of stock options granted during the three months ended June 30, 2024 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended June 30,
2024
Risk free interest rate	4.16%
Expected life of option in years	1.75 years
Expected volatility	45.48%
Expected dividend yield	0.73%
Estimated forfeiture rate	9.80%
Weighted average share price at date of grant	$4.41 CAD

(ii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, March 31, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Distributed	(928,755)	5.44
Balance, March 31, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Distributed	(321,662)	6.54
Balance, June 30, 2024	2,863,338	$4.78

During the three months ended June 30, 2024, a total of 1,044,750 RSUs were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$4.41 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

Subsequent to June 30, 2024, a total of 8,334 RSUs with grant date closing prices of CAD$3.93 to CAD$6.40 were distributed, and a total of 14,333 RSUs were cancelled and/or forfeited.

(c)	Cash dividends declared

During the three months ended June 30, 2024, dividends of $2.2 million, or $0.025 per share, (three months ended June 30, 2023 - $2.2 million or $0.025 per share) were declared and paid.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2024	March 31, 2024
Change in fair value on equity investments designated as FVTOCI	$24,442	$24,421
Share of other comprehensive loss in associate	1,594	1,449
Currency translation adjustment	38,026	34,175
Balance, end of the period	$64,062	$60,045

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

18.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Guangdong Found	New Infini	Total
Balance, April 1, 2023	$85,282	$3,510	$2,640	$(149)	$(505)	$90,778
Share of net income (loss)	12,846	673	(151)	33	(29)	13,372
Share of other comprehensive loss	(3,063)	(55)	(96)	(94)	—	(3,308)
Distributions	(10,088)	(950)	—	(50)	—	(11,088)
Balance, March 31, 2024	$84,977	$3,178	$2,393	$(260)	$(534)	$89,754
Share of net income (loss)	5,815	395	(35)	25	(9)	6,191
Share of other comprehensive loss	(357)	(15)	(3)	(3)	—	(378)
Distributions	(3,435)	(298)	—	—	—	(3,733)
Balance, June 30, 2024	$87,000	$3,260	$2,355	$(238)	$(543)	$91,834

As at June 30, 2024, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and New Infini were 22.5%, 20%, 30%, 1%, and 53.8%, respectively (March 31, 2024 – 22.5%, 20%, 30%, 1%, and 53.8%, respectively).

During the three months ended June 30, 2024, Henan Found declared and paid dividends of $2.7 million (three months ended June 30, 2023 – declared and paid dividends of $5.1 million) to Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”), who held 5.25% equity interest in Henan Found (as at June 30, 2023 – 17.5%). During the year ended March 31, 2024, Henan Non-ferrous transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at June 30, 2024, Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.

Henan Xinxiangrong Mining Ltd. (“Henan Xinxiangrong”) is the 5% equity interest holder of Henan Found. During the three months ended June 30, 2024, Henan Found declared and paid dividends of $0.7 million (three months ended June 30, 2023 – declared and paid dividends of $1.5 million) to Henan Xinxiangrong.

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the three months ended June 30, 2024, Henan Huawei declared and paid dividends of $0.3 million (three months ended June 30, 2023 – $0.6 million) to Henan Xinhui.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties

	June 30, 2024	March 31, 2024
NUAG (i)	$50	$28
TIN (ii)	1,083	562
	$1,133	$590

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2024, the Company recovered $0.2 million (three months ended June 30, 2023 - $0.3 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2024, the Company recovered $0.03 million (three months ended June 30, 2023 - $0.08 million) from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN.

20.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

21.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2024 and March 31, 2024 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$144,414	$—	$—	$144,414
Short-term investments - money market instruments	69,994	—	—	69,994
Investments in public companies	29,869	—	498	30,367
Investments in private companies	—	—	3,188	3,188

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,942	$—	$—	$152,942
Short-term investments - money market instruments	30,620	—	—	30,620
Investments in public companies	41,818	—	1,217	43,035
Investments in private companies	—	—	3,219	3,219

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2024 and March 31, 2024, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2024 and 2023.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

	June 30, 2024
	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$52,533	$—	$—	$52,533
Lease obligation	279	1,086	264	1,629
Deposits received	4,178	—	—	4,178
Total Contractual Obligation	$56,990	$1,086	$264	$58,340

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”) and the functional currency of all Chinese subsidiaries is the Chinese yuan (“RMB”). The functional currency of New Infini and its subsidiaries is the US dollar (“USD”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at June 30, 2024 is summarized as follows:

	Cash and cash equivalents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets exposure	Effect of +/- 10% change in currency
US dollar	$96,781	$1,331	$2,569	$(1,043)	$99,638	$9,964
Australian dollar	308	—	2,983	—	3,291	329
	$97,089	$1,331	$5,552	$(1,043)	$102,929	$10,293

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at June 30, 2024, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2024 (March 31, 2024 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

commodity prices. Based upon the Company’s portfolio as at June 30, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income (loss) and other comprehensive income (loss) of $3.2 million and $0.1 million, respectively.

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended June 30,
Changes in non-cash operating working capital:	2024	2023
Trade and other receivables	$1,721	$112
Inventories	(4,106)	1,020
Prepaids and deposits	(3,069)	(776)
Accounts payable and accrued liabilities	6,548	2,921
Deposits received	(22)	1,663
Due from a related party	(549)	26
	$523	$4,966

	Three Months Ended June 30,
Non-cash capital transactions:	2024	2023
Environmental rehabilitation expenditure paid from reclamation deposit	$—	$6
Additions of plant and equipment included in accounts payable and accrued liabilities	828	225
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$2,443	$592

	June 30, 2024	March 31, 2024
Cash on hand and at bank	$63,656	$112,355
Bank term deposits and short-term money market investments	80,758	40,587
Total cash and cash equivalents	$144,414	$152,942

23.	SUBSEQUENT EVENT

On April 26, 2024, the Company and Adventus Mining Corporation(“Adventus”) (TSX: ADZN) (OTCQX: ADVZF) announced the signing of a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Adventus (the “Transaction”) by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement Agreement, each holder of the common shares of Adventus (each, an “Adventus Share”) will receive 0.1015 of one Silvercorp common share (each, a “Silvercorp Share”) in exchange for each Adventus Share (the “Exchange Ratio”) at the effective time of the Transaction.

Concurrent with entering into the Arrangement Agreement, the Company and Adventus entered into an investment agreement pursuant to which the Company subscribed for 67,441,217 Adventus Shares for $18.8 million or CAD$25.6 million at an issue price of CAD$0.38 per share, which was completed on May 1, 2024.

On July 5, 2024, the Company announced that it considered the litigation referred to in the Adventus news release on June 17, 2024, which sought to void the environmental license of the Curipamba-El Domo project (the “Project”), a Material Adverse Effect, as defined in the Arrangement Agreement, in respect of Adventus. The litigation was brought by a group of plaintiffs concerning the environmental consultation process for the Project.

On July 25, 2024, Adventus announced the local court in Las Naves Canton, Bolívar Province, Ecuador rejected the litigation on July 24, 2024. The Court ruled that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the Project. The Court has not yet released written

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited - Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

reasons for its judgement, and the plaintiffs have given notice of their intention to appeal (the “Appeal”) to the relevant provincial court.

With this local court ruling in favour of Adventus, the Company believed that all conditions to closing were met. On July 31, 2024, the Company completed the Transaction to acquire all of the outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp Shares to the original shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.